
02029564

3-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002


RECEIVED
MAR 26 2002

Korea Telecom Corp.

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__



NOTICE OF THE CONVENING OF
THE 20TH
ORDINARY GENERAL MEETING OF
SHAREHOLDERS

Convening Notice of the 20th Ordinary General Meeting of Shareholders

Pursuant to Article 20 of the Articles of Incorporation of Korea Telecom Corp., we hereby give notice of the convening of the 20th Ordinary General Meeting of Shareholders. You are kindly requested to attend the meeting.

1. Date: March 22, 2002 (Friday) 09:00 A.M.

2. Place: 2nd Floor Lecture Hall, R&D Center of Korea Telecom Corp. located at 17, Woomyeon-dong, Seocho-gu, Seoul

3. Purposes of Meeting

   1) Matters to be reported: Business Report, Report on Evaluation Results of Management Performance for 2001, Report on Standards and Method of Payment of Remuneration of Standing Directors, Auditor's Report

   2) Matters requiring resolution

   Agenda No. 1: Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 20th Fiscal Year

   - Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 20th Fiscal Year: see the Attachment 1

   Agenda No. 2: Amendment of Articles of Incorporation

   - (Proposed) Amendment of Articles of Incorporation: see the Attachment 2

   Agenda No. 3: Appointments of Directors

   - Matters regarding the candidates for Directors: see the Attachment 3
   - Number of Directors whose terms of office have expired: Two (2) Standing Directors and Two (2) Non-standing Directors

   Agenda No. 4: Approval of Limit on Remuneration of Directors

   - Proposed Limit on Remuneration of Standing Directors for the 21st Fiscal Year : 1,450,000,000 KRW

   Agenda No. 5: Approval of Limit on Remuneration of Auditor

   - Proposed Limit on Remuneration of Auditor for the 21st Fiscal Year: 230,000,000 KRW

   Agenda No. 6: Approval of Management Target for 2002 and Amendment of Management Agreement

   - Management Target for 2002: see the Attachment 4
   - (Proposed) Amendment of Management Agreement: see the Attachment 5

Attachment #1: Financial Statements

BALANCE SHEET

December 31, 2001 and 2000

Company Name: KT (unit: Korean Won)

Description	2001		2000	
	Amount		Amount	
Assets				
I. CURRENT ASSETS		2,810,243,102,772		2,534,838,606,883
(1) Quick assets		2,755,648,704,901		2,463,934,669,351
1. Cash and cash equivalents		735,896,764,827		587,839,664,715
2. Short-term financial instrument		86,429,795,330		181,069,755,765
3. Marketable securities		89,264,460,232		121,327,655,977
4. Trade receivables	1,768,745,520,727		1,459,933,331,357	
Allowance for bad debts	149,087,637,246		119,574,028,780	
Present-value discount account	2,822,194,775	1,616,835,688,706	-	1,340,359,302,577
5. Short-term loans		23,706,563,600		25,100,941,539
6. Receivable	188,799,360,702		99,814,226,137	
Allowance for bad debts	30,624,784,555		6,053,327,595	
Present-value discount account	47,998,149	158,126,577,998	-	93,760,898,542
7. Accrued income		8,419,884,430		8,372,632,071
8. Advance payments		22,306,073,542		92,867,378,541
9. Prepaid expenses		13,594,472,203		11,945,751,351
10. Guarantee deposits		533,235,773		803,789,701
11. Other quick assets		535,188,260		486,898,572
(2) Inventories		54,594,397,871		70,903,937,532
1. Merchandise		3,016,019,034		8,682,877,165
2. Supplies		51,414,069,530		61,994,474,991
3. Wastes and Unusable Articles		164,309,307		25,711,356
4. Good in-transit		-		200,874,020
II. NON-CURRENT ASSETS		20,039,734,733,194		20,697,753,490,811
(1) Investments		7,242,812,257,400		7,269,978,405,626
1. Long-term financial instruments		1,059,438,300		114,713,042,819
2. Marketable securities		6,336,492,873,576		6,216,424,958,697
3. Long-term loans		219,541,944,837		210,108,001,850
4. Guarantee deposits		55,702,849,159		50,139,759,493
5. Long-term trade receivables	68,807,637,750		5,065,733,891	
Allowance for bad debts	713,269,412		-	
Present-value discount account	7,361,745,865	60,732,622,473	895,295,041	4,170,438,850
6. Deferred income tax debits		531,972,185,595		598,873,347,309
7. Other investments		37,310,343,460		75,548,856,608
(2) Tangible assets		12,535,202,554,694		13,278,599,500,867
1. Land		1,002,877,251,738		995,918,847,006
2. Buildings	3,260,190,544,542		2,965,709,242,680	
Accumulated depreciation	718,241,889,563		627,809,949,687	
Customers' donations	59,803,656	2,541,888,851,323	-	2,337,899,292,993
3. Structures	243,733,463,930		236,695,707,892	
Accumulated depreciation	91,310,472,650		81,716,586,416	
Customers' donations	1,425,598	152,421,565,682	-	154,979,121,478

4. Machinery	26,716,435,469,463		26,687,199,470,166	
Accumulated depreciation	18,741,654,921,781		18,084,173,710,666	
Customers' donations	11,063,170,714	7,963,717,376,968	13,223,257,025	8,589,802,502,475
5. Ships	1,107,043,720		1,625,952,315	
Accumulated depreciation	889,992,848	217,050.872	1,273,299,710	352,652,605
6. Vehicles and transportation equipment	58,608,783,405		58,294,468,948	
Accumulated depreciation	48,545,672,540	10,063,110,865	48,936,703,591	9,357,765,357
7. Other tangible assets	1,154,582,938,038		1,152,632,188,880	
Accumulated depreciation	889,414,087,558		893,123,031,761	
Customers' donations	25,550,746	265,143,299,734	-	259,509,157,119
8. Construction in-progress		598,874,047,512		930,780,161,836
(3) Intangible assets		261,719,921,100		149,175,584,318
1. Industrial property rights		3,432,005,896		3,012,122,690
2. Development costs		144,638,757,875		34,359,610,376
3. Software		30,943,106,867		26,250,666,696
4. Other intangible assets		82,706,050,462		85,553,184,556
Total Assets		22,849,977,835,966		23,232,592,097,694
Liabilities				
I. CURRENT LIABILLITIES		3,829,361,623,621		4,815,275,563,629
1. Trade payables		943,414,203,515		1,111,093,538,030
2. Short-term borrowings		398,915,000,001		740,000,000,000
3. Accounts payable		585,902,511,223		1,351,004,740,078
4. Advance from customers		70,324,407,516		66,166,185,724
5. Withholdings		105,786,319,949		169,128,279,561
6. Accrued expenses		150,057,449,581		281,141,045,167
7. Accrued income taxes		183,630,884,028		17,610,486,544
8. Accrued dividends		226,271,504,020		161,749,358,120
9. Unearned income		1,256,348,922		1,144,183,765
10. Withholdings for guarantee deposit		96,750,465,796		76,645,584,720
11.Currency forwords		3,400,700,184		-
12. Current portion of long-term debts		1,063,651,828,886		839,592,161,920
II. LONG-TERM LIABILITIES		7,227,876,442,389		6,990,739,339,525
1. Debentures	4,159,135,000,000		3,494,984,500,000	
Discount on debentures issued	13,000,897,030	4,146,134,102,970	6,200,484,449	3,488,784,015,551
2. Long-term borrowings in Korean Won		81,165,560,000		38,308,000,000
3. Long-term borrowings in foreign currency		58,937,777,785		96,224,284,015
4. Reserve for severance and retirement benefits		440,935,789,061		255,849,743,440
5. Allowance for Long-term Liability		68,286,571,606		17,196,428,128
6. Withholdings for facilities costs		2,352,928,632,990		3,044,804,506,400
7. Long-term withholdings for guarantee deposit		25,376,314,210		28,397,284,170
8. Long-term accrued expenses	37,466,316,363			
Present value discount account	3,956,921,832	33,509,394,531		-
9. Other fixed liabilities		20,602,299,236		21,175,077,821
Total Liabilities		11,057,238,066,010		11,806,014,903,154

Stockholders' Equity				
I. Capital Stock		1,560,998,295,000		1,560,998,295,000
1. Common stock		1,560,998,295,000		1,560,998,295,000
II. Capital surplus		1,440,258,153,395		1,440,258,153,395
1. Paid-in capital in excess of par value		1,440,258,153,395		1,440,258,153,395
III. Retained earnings		6,562,264,960,243		5,699,108,598,511
1. Legal reserve		780,499,147,500		780,499,147,500
2. Reserve for business Rationalization		193,101,134,903		76,931,232,374
3. Voluntary reserve		5,468,664,677,840		4,721,678,218,637
4. Unappropriated retained earnings carried over to subsequent year (Net income for the year; Current year: 1,087,210,713,012 Korean Won Prior year: 1,010,126,092,397 Korean Won)		120,000,000,000		120,000,000,000
IV. Capital Adjustment		2,229,218,361,318		2,726,212,147,634
1. Gain on valuation of investment in equity		2,313,819,674,459		2,786,245,329,910
2. Customers' donations		869,144,283		833,777,029
3. Government grants		339,028,251		641,852,370
4. Treasury stock		(-)53,599,347,000		(-)47,775,020,000
5. Loss on disposition of treasury stock		(-)32,210,138,675		(-)13,733,791,675
Total stockholders' equity		11,792,739,769,956		11,426,577,194,540
Total Liabilities and Stockholders' equity		22,849,977,835,966		23,232,592,097,694

STATEMENT OF INCOME

For the Year Ended December 31, 2001 and 2000

Company Name: KT (unit: Korean Won)

Description	2001		2000	
	Amount		Amount	
. Operating income		11,518,262,300,525		10,322,156,607,111
II. Operating Expenses		10,063,121,171,418		9,375,412,720,975
1. Salaries	1,778,038,370,030		1,849,926,413,221	
2. Provisions for retirement and severance benefit included early retirement payment	286,267,656,721		253,542,676,231	
3. Employee benefits	508,890,798,888		444,452,377,247	
4. Travels	27,286,516,693		24,363,063,847	
5. Communications	38,859,522,696		41,552,887,492	
6. Water and light	116,738,537,318		104,896,318,789	
7. Heating	9,178,869,855		10,520,964,642	
8. Taxes and dues	79,278,969,690		79,692,763,515	
9. Supplies	32,140,485,172		31,488,909,240	
10. Clothing	4,274,034,462		8,131,223,327	
11. Book and printing	4,508,685,131		4,613,585,408	
12. Rent	83,798,292,565		61,725,102,924	
13. Depreciation	2,926,029,858,267		2,784,469,649,137	
14. Amortization	41,008,566,433		31,608,820,160	
15. Repair and maintenance	308,793,712,106		277,229,868,053	
16. Automobile maintenance	16,674,066,235		16,535,223,816	
17. Insurance	6,641,077,888		5,332,269,656	
18. Commission	464,871,867,799		324,700,797,397	
19. Transportation	99,425,466		63,805,594	
20. Entertainment	2,911,954,280		1,917,851,123	
21. Advertisement	101,665,337,416		112,608,936,374	
22. Education and training	42,682,773,788		60,907,215,420	
23. Marketing research	7,912,607,020		9,507,309,790	
24. Rewards	6,009,977,957		6,293,754,131	
25. Registration fee	4,862,906,557		767,098,523	
26. Association fee	691,030,755		839,701,956	
27. Warranty	1,878,060,518		8,406,070,715	
28. Research	214,779,211,516		183,451,052,096	
29. Development	3,541,680,475		4,150,131,658	
30. Interconnection charge	1,645,231,307,343		1,804,570,479,957	
31. Miscellaneous	3,372,654,111		1,517,711,543	
32. Cost of sales of goods	225,883,053,225		169,133,309,370	
33. Cost of sales of Service	349,558,408,569		117,888,431,606	
34. SI Service cost	190,175,196,057		85,460,889,845	
35. International settlement cost	199,967,732,312		239,994,321,539	
36. Bad debt	80,731,309,036		53,359,903,897	
37. Sales Promotion	200,357,432,879		138,073,751,833	
38. Commissions to sales agent	47,529,224,189		21,718,079,903	
III. Operating Profit		1,455,141,129,107		946,743,886,136
IV. Non-operating income		1,013,642,709,866		1,333,524,217,957

1. Interest income	48,717,086,169		101,798,629,566	
2. Dividend income	7,390,359,310		9,221,875,729	
3. Rental income	28,620,155,627		19,726,447,500	
4. Gain on foreign currency transaction	6,816,818,686		20,907,686,086	
5. Gain on disposition of wasted articles	4,406,203,059		2,941,555,505	
6. Gain on disposition of inventories	3,774,778,126		14,021,473,352	
7. Commissions received	11,998,930,664		35,111,736,113	
8. Gain on foreign currency translation	11,804,617,410		25,621,966,228	
9. Gain on disposition of tangible assets	53,659,238,321		19,808,987,027	
10. Gain on disposition of investment assets	627,168,973,183		934,816,650,269	
11. Refund of income taxes	-		26,428,688,890	
12. Gain on valuation of marketable securities	16,650,443,824		2,076,073,516	
13. Gain on disposition of marketable securities	3,040,027,644		-	
14. Gain on currency options transactions	-		1,630,298,174	
15. Gain on interest rate currency swap transactions	-		920,000,000	
16. Compensations for loss from General Services	72,626,794,959		18,803,539,014	
17. Gain on valuation of short-term financial instruments	166,187,034		4,931,011,868	
18. Gain on disposition of Short-term financial instruments	2,511,716,226		-	
19. Recovery of investment securities impairment loss	-		613,195,376	
20. Other non-operating income	114,290,379,624		94,144,403,744	
V. Non-operating expense		1,102,621,931,718		1,019,447,870,949
1. Interest expenses	423,577,367,548		331,800,713,097	
2. Loss on currency option transactions	76,590,000		-	
3. Loss on valuation of current forwards	3,400,700,184		-	
4. Other amortization expense	25,782,304,994		4,514,343,895	
5. Loss on foreign currency transactions	8,944,548,067		21,227,410,556	
6. Loss on foreign currency translation	38,601,834,523		59,169,679,525	
7. Loss on disposition of intangible assets	346,818,536		40,978,513	
8. Loss on disposition of inventories	16,136,604,286		5,387,571,987	
9. Contribution of R&D Expense	97,247,907,890		111,523,588,170	
10. Donations	54,719,863,820		31,748,911,351	
11. Loss on valuation using equity method of accounting	132,611,497,180		233,071,869,095	

accounting				
12. Loss on disposition of tangible assets	196,166,798,871		95,401,741,420	
13. Loss on disposition of investment assets	8,299,641		-	
14. Supplementary payment of income taxes	13,395,809,766		-	
15. Loss on disposition of marketable securities	200,726		1,731,605,587	
16. Loss on valuation of marketable securities	-		36,600,734,210	
17. Loss on valuation of Inventories	-		37,924,658,137	
18. Investment securities impairment loss	12,814,119,290		-	
19. Loss on interest rate currency swap transaction	-		514,228,006	
20. Reimbursement of deposit to subscribers	-		32,529,904,000	
21. Other non-operating expenses	78,790,666,396		16,259,933,400	
VI. Ordinary Income		1,366,161,907,255		1,260,820,233,144
VII. Extraordinary Gain		-		-
VIII. Extraordinary Loss		-		-
IX. Net income before income taxes		1,366,161,907,255		1,260,820,233,144
X. Income tax expenses		278,951,194,243		250,694,140,747
XI. Net income for the Year		1,087,210,713,012		1,010,126,092,397
(Ordinary Income per share: Current: 3,482 Korean Won Prior: 3,236 Korean Won)				
(Earning per share Current: 3,482 Korean Won Prior: 3,236 Korean Won)				

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

For the Year Ended December 31, 2001 and 2000

Dates of Appropriations March 22, 2002 and March 21, 2001

Company Name: KT (unit: Korean Won)

Description	2001	2000
	Amount	Amount
I. Retained Earnings before Appropriations	1,207,210,713,012	1,136,525,861,031
Unappropriated Ratained Earnings Carried over from prior Years	120,000,000,000	126,399,768,634
Net income	1,087,210,713,012	1,010,126,092,397
II. Transfer from voluntary reserves	23,333,333,333	27,157,891,607
Reserve for Corporate Rationalization	-	10,491,224,940
Reserve for R&D and Manpower Development	3,333,333,333	-
Reserve for Investment in Infrastructure	20,000,000,000	16,666,666,667
III. Appropriation of Retained Earnings	1,110,544,046,345	1,043,683,752,638
Other Statutory Reserves	116,169,902,529	20,763,965,207
A. Reserve for Corporate Rationalization	116,169,902,529	20,763,965,207
Voluntary Reserves	770,319,792,536	863,654,439,981
A. Reserve for Business Expansion	770,319,792,536	863,654,439,981
Dividends	224,054,351,280	159,265,347,450
A. Cash dividends	224,054,351,280	159,265,347,450
(Dividend (rate) per stock of common stock		
Government shareholder:		
Current year: 720 Korean Won (14.4%)		
Prior year: 450 Korean Won (9%)		
Minorities:		
Current year: 720 Korean Won (14.4%)		
Prior year: 600 Korean Won (12%)		
IV. Unappropriated Retained Earnings to be Carried over forward to subsequent year	120,000,000,000	120,000,000,000

Attachment #2: (Proposed) Amendment of Articles of Incorporation

Current Provisions	(Proposed) Amendment
Article 1. (Name) The name of the Corporation shall be "Hankuk Jungi Tongshin Gongsa", which shall be written in English as "Korea Telecom Corp." (hereafter "KT").	Article 1. (Name) .... "Chusik Hoesa KT", ... "KT Corporation" ...
Article 11. (Preemptive Rights) (1)..... (2) Notwithstanding Paragraph (1) above, new shares may be issued to persons other than the shareholders of KT, in the following cases: 1..... 2..... 3..... 4..... 5. In case that such new shares are issued to foreign cooperating corporations pursuant to relevant agreements such as joint venture agreements or technology inducement agreements in order to satisfy specific needs such as strategic alliance, inducement of foreign funds or other capital raising requirements or pursuant to the Foreign Investment Promotion Law; 6. ~ 7. .... (3) ~ (4)	Article 11. (Preemptive Rights) (1) .... (2) .... 1. .... 2. .... 3. .... 4. .... 5. In case that such new shares are issued in order to satisfy specific purposes such as strategic alliance, inducement of foreign funds, other capital raising requirements, introduction of new technology, improvement of financial structure, etc. 6. ~ 7. .... (3) ~ (4) ....
Article 12. (Stock Options) (1) KT may grant stock options to its officers and employees by a Special Resolution of the General Meeting of Shareholders pursuant to Article (189-4) of the SEA, to the extent not exceeding fifteen percent (15%) of the total number of issued shares, provided that those who fall under any of the following shall not be granted such stock options:	Article 12. (Stock Options) (1) KT may grant stock options to its officers and employees who have contributed, or are capable of contributing, to the establishment, management or technical innovation of KT, except for officers or employees falling under any of the following Subparagraphs, by a Special Resolution of the General Meeting of Shareholders pursuant to Article (189-4) of the SEA, to the extent not exceeding fifteen percent (15%) of the total number of issued

<table>
<tr>
<td>

1. ~ 3. ....

(2)....
(3)....
(4)....
(5) The exercise period of stock options shall be determined by separate agreements, to the extent that such exercise periods shall not exceed seven (7) years from the date three (3) years have elapsed after the date of the General Meeting of Shareholders at which a resolution to grant such stock option rights is adopted.

(6) KT may cancel the grant of stock options by a resolution of the Board of Directors in any of the following cases:

1. When the relevant officer or employee of KT voluntarily retires from his/her office within three (3) years after the grant of stock options;

2.~ 3.</td>
<td>shares, provided that KT may grant stock options by a resolution of the Board of Directors, to the extent not exceeding one percent (1%) of the total number of issued shares. In such case, the second sentence of the proviso of Article 38(1) shall apply mutatis mutandis.

1. ~ 3. ....

(2)....
(3)....
(4)....
(5) Unless otherwise provided for by the relevant laws, the exercise period of stock options shall be determined by separate agreements, to the extent that such exercise periods shall not exceed seven (7) years from the date two (2) years have elapsed after the date of the General Meeting of Shareholders or the Meeting of the Board of Directors at which a resolution to grant such stock option rights is adopted.
(6)....

1..... within two (2) years after the date of the General Meeting of Shareholders or the Meeting of the Board of Directors at which a resolution to grant such stock option rights is adopted;
2.~ 3. ....</td>
</tr>
<tr>
<td>Article 17. (Issuance of Convertible Bonds)

(1) KT may issue convertible bonds to persons other than shareholders to the extent that the aggregate face value of the convertible bonds so issued shall not exceed 1 trillion (1,000,000,000,000) Korean Won. <New Proviso Inserted>

(2)....
(3)....
(4) The period during which conversion rights may be exercised shall commence one month after the date of issuance of the relevant convertible bonds and end on the date immediately preceding the redemption date thereof. However, the Board of</td>
<td>Article 17. (Issuance of Convertible Bonds)

(1).... 2 trillion (2,000,000,000,000) Korean Won. Provided that, the issuance of convertible bonds to persons other than shareholders may be made in cases provided for by any of the Subparagraphs of Article 11(2).

(2)....
(3)....
(4).... on the date set forth in the Securities Exchange Act after the date of issuance of the relevant convertible bonds and end on the date immediately preceding the redemption date thereof. Provided that, ...</td>
</tr>
</table>

Directors may adjust the conversion period in accordance with relevant laws within the above period by its resolution. (5)….	 (5)….
Article 18. (Issuance of Bonds with Warrants) (1) KT may issue bonds with warrants to persons other than shareholders to the extent that the aggregate face value of the bonds with warrants so issued shall not exceed 1 trillion (1,000,000,000,000) Korean Won. <New Proviso Inserted> (2)…. (3)…. (4) The period during which warrants may be exercised shall commence one month after the date of issuance of the relevant bonds with warrants and end on the date immediately preceding the redemption date thereof. However, the Board of Directors may adjust the exercise period in accordance with relevant laws within the above period by its resolution. (5)….	Article 18. (Issuance of Bonds with Warrants) (1)…. 2 trillion (2,000,000,000,000) Korean Won. Provided that, the issuance of bonds with warrants to persons other than shareholders may be made in any case provided for by any Subparagraphs of Article 11(2). (2)…. (3)…. (4)…. the date set forth in the Securities Exchange Act after the date of issuance of the relevant bonds with warrants…. Provided that, …. (5)….
Article 41. (Expert Committee) (1) The Board of Directors may have expert committees under its control by its resolution, in order to receive advice and suggestions with respect to the specific matters submitted to the Board of Directors. (2) Any matters necessary for the organization and operation of expert committees set forth in Paragraph (1) above shall be determined by a resolution of the Board of Directors.	Article 41. (Expert Committee) (1)…. by its resolution, in order to deliberate or decide …. (2)…. the organization, powers and operation ….
<New Article Inserted>	Article 45-2. (Retirement of Shares) Pursuant to Article 189 of the Securities Exchange Act, KT may, by a resolution of the Board of Directors, retire the shares within the scope of profits attributable to the shareholders.

	<ADDENDA> These Articles of Incorporation shall be effective as of the date of resolution of the General Meeting of Shareholders.

Attachment #3: Matters Regarding the Candidates for Directors

Notice regarding

candidate for non-standing director

Candidate for non-standing director	
Name	Ju Myung Hwang
Date of Birth	April 15, 1939
Main occupations and a brief career history	○ 1962 graduated from Seoul National University, Department of Law ○ 1965 Judge of Busan District Court ○ 1975 Judge of Seoul High Court ○ 1977 standing legal adviser of the Korea Petroleum Corporation ○ 1980 to present Representative lawyer of the law firm Chungjung ○ 1997 to present non-standing director of KT
Person recommending said candidate	Shareholders' Committee
Relation to the largest shareholder	None
Details of transactions between said candidate and the corporation concerned for the past three (3) years	None

Notice regarding
candidate for non-standing director

Candidate for non-standing director	
Name	Chu Hwan Yim
Date of Birth	February 9, 1949
Main occupations and a brief career history	○ 1984 Ph. D in Engineering at TU Braunschweig ○ 1991 ~1995 Professor of Engineering at Chungnam National University ○ 1984 ~ 2000 Electronics and Telecommunications Research Institute(ETRI) ○ 2001 to present Secretary General of Telecommunications Technology Association(TTA)
Person recommending said candidate	Shareholders' Committee
Relation to the largest shareholder	None
Details of transactions between said candidate and the corporation concerned for the past three (3) years	None

Notice regarding

candidate for standing director

Candidate for standing director	
Name	Kyung Joon Lee
Date of Birth	June 26, 1948
Main occupations and a brief career history	○ 1994 graduated from Yonsei University, Graduate School of Industry ○ 1997 Head of the Facilities Operation Department at Network Group of KT ○ 1998 Managing Director of KTF ○ 2001 Head of Western Seoul Regional Group of KT ○ Present Head of the Planning and Coordination Office of KT
Person recommending said candidate	President
Relation to the largest shareholder	None
Details of transactions between said candidate and the corporation concerned for the past three (3) years	None

Notice regarding candidate for standing director

Candidate for standing director	
Name	Young Han Song
Date of Birth	October 3, 1956
Main occupations and a brief career history	○ 1980 graduated from Yonsei University, Department of Applied Statistics ○ 1997 Head of the Public Relations Office of KT ○ 1998 Head of the Planning and Coordination Office of KT ○ 2000 Head of Marketing Group of KT ○ Present Head of the Personnel Office of KT
Person recommending said candidate	President
Relation to the largest shareholder	None
Details of transactions between said candidate and the corporation concerned for the past three (3) years	None

Attachment #4: Management Target for 2002

<table>
<tr><th colspan="2"></th><th>Management Objectives</th><th>Weight</th><th>Remarks</th></tr>
<tr><td colspan="2" rowspan="3">Management System</td><td>Management strategy</td><td>5</td><td>Non-measurement</td></tr>
<tr><td>Responsible management</td><td>15</td><td>Non-measurement</td></tr>
<tr><td>Research and development</td><td>5</td><td>Measurement 1,
Non-measurement 4</td></tr>
<tr><td rowspan="7">Management Performance</td><td rowspan="4">Process-oriented</td><td>CVA</td><td>10</td><td>Measurement</td></tr>
<tr><td>Increase of 18% in actual turnover per person</td><td>15</td><td>Measurement</td></tr>
<tr><td>Telecommunication network quality</td><td>10</td><td>Measurement 9,
Non-measurement 1</td></tr>
<tr><td>Public service</td><td>5</td><td>Non-measurement</td></tr>
<tr><td rowspan="3">Result-oriented</td><td>Improvement of Economic Value Added (EVA) by 300 billion Korean Won</td><td>25</td><td>Measurement</td></tr>
<tr><td>Stock value</td><td>2</td><td>Measurement 1,
Non-measurement 1</td></tr>
<tr><td>Market competitiveness</td><td>8</td><td>Measurement</td></tr>
<tr><td colspan="2">Total</td><td></td><td>100</td><td></td></tr>
</table>

Attachment #5: (Proposed) Amendment of Management Agreement

Current Provisions	(Proposed) Amendment
Article 8. (Remuneration) (1) Standard remuneration shall be 168,000,000 Korean Won, and 1/12 thereof shall be paid at each pay day of KT	Article 8. (Remuneration) (1) Standard remuneration shall be 177,000,000 Korean Won, ...
Article 11. (Stock Options) (1) .... (2) Number of stock options to be granted to the President, exercise price, exercise period, etc. shall be decided by a Special Resolution of the General Meeting of Shareholders, to the extent set forth by the relevant laws.	Article 11. (Stock Options) (1) .... (2) .... as set forth by the Articles of Incorporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 5, 2002

Korea Telecom Corp.



By: ______________________

Name: Joong - Soo Nam

Title: Executive Vice President and Chief Financial Officer